Page 1 of 8 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TRINITY PLACE HOLDINGS INC

(Name of Issuer)

COMMON STOCK PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

89656D101

(CUSIP Number)

Bharat Desai DS Fund I LLC 1001 Brickell Bay Dr, Suite 3102A Miami, FL 33131 305 347 7273

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89656D101	Page 2 of 8 Pages

(1)	Names of reporting persons DS Fund I LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Florida LLC
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0 (see Item 5)
	(8)	Shared Voting Power 2,308,229 (see Item 5)
	(9)	Sole Dispositive Power 0 ( see Item 5)
	(10)	Shared Dispositive Power 2,308,229 (see Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,308,229 ( see Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 13.88%
(14)	Type of Reporting Person (See Instructions) CO/ OO

CUSIP No. 89656D101	Page 3 of 8 Pages

(1)	Names of reporting persons Bharat Desai
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF (see Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0 (see Item 5)
	(8)	Shared Voting Power 2,308,229 (see Item 5)
	(9)	Sole Dispositive Power 0 ( see Item 5)
	(10)	Shared Dispositive Power 2,308,229 (see Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,308,229 ( see Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 13.88%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 89656D101	Page 4 of 8 Pages

(1)	Names of reporting persons Neerja Sethi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF (see Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0 (see Item 5)
	(8)	Shared Voting Power 2,308,229 (see Item 5)
	(9)	Sole Dispositive Power 0 ( see Item 5)
	(10)	Shared Dispositive Power 2,308,229 (see Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,308,229 ( see Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 13.88%
(14)	Type of Reporting Person (See Instructions) IN

Page 5 of 8 Pages

This Statement on Schedule 13D is filed with respect to 2,308,229 shares of the Common Stock, par value $0.01 per share (“Shares”) of Trinity Place Holdings Inc. (“TRINITY”) held by DS Fund I LLC, which is ultimately owned by Bharat Desai and Neerja Sethi through an intervening limited liability company , DS Investco LLC.

Item 1.	Security and Issuer

The name of the subject company is Trinity Place Holdings Inc and the address of its principal executive office is One Syms Way, Secaucus, NJ 07094. The class of securities to which this Statement relates is the common stock of TRINITY, par value $ 0.01 per share (“Shares”).

Item 2.	Identity and Background

(a)-(c); (f) This Statement is filed by the DS Fund I LLC and Mr. Bharat Desai and Ms. Neerja Sethi , who may be deemed to control the DS Fund I LLC through their ownership of an intervening limited liability company, DS Investco LLC. Set forth below is the information about (i) the name, state or other place of organization, principal business, and the address of the principal office of each entity, and (ii) the name, and title of each executive officer, his or her business address, his or her present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment is conducted. Each natural person listed below is a citizen of the United States.

(i)	DS Fund I LLC

DS Fund I LLC, a Florida limited liability company, is an investment company engaged in the diverse business of investments in public equities, Mutual Funds, ETFs etc. The principal office of the Company is located at 1001 Brickell Bay Dr. Suite 3102A, Miami, FL 33131. The managing member of DS Fund LLC is DS Investco LLC.

(ii)	Name	Principal Occupation	Business Address

	Bharat Desai	Chairman of Syntel Inc	525 E. Big Beaver Road, Troy, MI 48083

	Neerja Sethi	Vice President of Syntel Inc	525 E. Big Beaver Road, Troy, MI 48083

(d); (e) During the last five years , none of the DS Funds I LLC, DS Investco LLC, Mr. Desai or Ms. Sethi or, to their knowledge , any of the executive officers of the entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 6 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration

377,710 shares of Syms Corp. were acquired in open market in the past for an aggregate purchase price of $2,869,069.33 using working capital of DS Fund I LLC. Remaining 1,930,519 shares were acquired using working capital of DS Fund I LLC for an aggregate price of $ 4,806,992, directly from Syms Corp. pursuant to the rights offering conducted in accordance with the Bankruptcy plan of reorganization of Syms Corp. Upon the merger of Syms Corp. with and into Trinity Place Holdings Inc., each share of Syms Corp. was converted into one share of Trinity Place Holdings Inc. No other funds or consideration were borrowed or obtained for purpose of acquiring the shares.

Item 4.	Purpose of Transaction

DS Fund I LLC acquired the initial shares in the open market for investment purposes. Additional shares were acquired in the rights offering transaction. Reporting person’s representative is a member of the Board of Directors of TRINITY as agreed under the joint Chapter 11 Plan of Reorganization of Syms Corp as approved by the Court. Reporting persons may determine to purchase or sell additional shares of Common Stock or other securities of TRINITY in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.

Item 5.	Interest in securities of the Issuer

(a)	DS Fund I LLC is a holder of the record of 2,308,229 shares of Common Stock which constitute 13.88 % of TRINITY’s outstanding Common Stock. Mr. Desai and Ms. Sethi may be deemed to control DS Fund I LLC. Thus Mr. Desai and Ms. Sethi may be deemed to have beneficial ownership of the Shares.

(b)	DS Fund I LLC has both voting and investment power with respect to the Shares. However Mr. Desai and Ms. Sethi may be deemed to control DS Fund I LLC, and to direct the investments of DS Fund I LLC. Thus Mr. Desai and Ms. Sethi may be deemed to share voting and investment power with respect to the shares.

(c)	None of the DS Fund I LLC, DS Investco LLC, Mr. Desai, Ms. Sethi or , to their knowledge, any executive officer of these entities , has engaged in any transaction in any Shares of TRINITY Common Stock during the sixty days immediately preceding the date hereof.

(d);(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

None of the DS Fund I LLC, DS Investco LLC, Mr. Desai, Ms. Sethi or , to their knowledge, any executive officer of these entities , has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of TRINITY.

Page 7 of 8 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No	Description of Exhibit

1	Joint Filing Agreement required by Rule 13d-1(k)(1)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on the Schedule 13D is true, complete and correct.

September 24, 2012.

DS Fund I LLC

By:	DS Investco LLC-Managing Member
By:	/s/ Bharat Desai
Name:	Bharat Desai
Managing Member

BHARAT DESAI

/s/ Bharat Desai

NEERJA SETHI

/s/Neerja Sethi

Page 8 of 8 Pages

Exhibit 1

AGREEMENT TO FILE SCHEDULE 13D JOINTLY

( as required by Item 7 of Schedule 13D)

The undersigned persons hereby agree that reports on Schedule 13D, and amendments thereto, may be filed in a single statement on behalf of all such persons, and further , each such person designate Bharat Desai as its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission

September 24, 2012.

DS Fund I LLC

By:	DS Investco LLC-Managing Member
By:	/s/ Bharat Desai
Name:	Bharat Desai
Managing Member

BHARAT DESAI

/s/ Bharat Desai

NEERJA SETHI

/s/Neerja Sethi